 January 17, 2008

VIA EDGAR AND FAX

Mr. Larry Spirgel
Division of Corporate Finance
U.S. Securities & Exchange Commission
Washington, D.C. 20549

Re:  Telkonet, Inc.
        File No. 1-31972
        Form 10-K for Year Ended December 31, 2006
        Form 10-Q for Quarters Ended March 31, June 30, and September 30, 2007

Dear Mr. Spirgel:

We are writing in response to your January 2, 2008 correspondence (the "Comment Letter") concerning Telkonet, Inc.'s (the "Company") Form 10-K for the year ended December 31, 2006 and the 10-Q for the quarters ended March 31, June 30, and September 30, 2007. Set forth below are the Company's responses to each comment contained in the Comment Letter. Paragraph numbers utilized below correspond to those set forth in the Comment Letter.

1.
The Company would like to further clarify the statement “HLC only has the right to contract with other vendors to provide customer support services”.  HLC has the ability to enter into a customer support contract with other vendors upon the expiration of the Portfolio Program Agreement, or in the event of the Company’s default under the Portfolio Program Agreement.

o	As noted above, the 74 new agreements entered into by HLC with our previous customers did not provide HLC the right to contract with other vendors to provide customer support services.

o
As noted above, the execution of the new agreements did not amend or adjust support services provided by the Company and there is no impact on deferred revenue. The deferred revenue of 10% received in advance will be amortized in each corresponding period through the term of the customer support contract.

o
As noted above, the execution of the new agreements did not amend or adjust support services provided by the Company and there is no impact on the remaining 20% payable upon collection from the customer for support services. In the event the Company defaults under the Portfolio Program Agreement then the Company would have no right to the remaining 20% payable upon collection from the customer for support services.

o	An illustration of the journal entries at the inception of the agreement is detailed below. As noted above, there is no execution of new agreements with other vendors who provide support.

In the year ended December 31, 2006, Telkonet consummated a non-recourse sale of certain rental contract agreements and the related capitalized equipment which were accounted for as operating leases with Hospitality Leasing Corporation. The remaining rental income payments of the contracts were valued at approximately $1,209,000 including the customer support component of approximately $370,000 which Telkonet will retain and continue to receive monthly customer support payments over the remaining average unexpired lease term of 36 months.  The Company recognized revenue of approximately $683,000 for the sale, calculated based on the present value of total unpaid rental payments, and expensed the associated capitalized equipment cost, net of depreciation, of approximately $340,000, and expensed associated taxes of approximately $64,000.

	Dr.	Cr.
Equipment and installation costs

Capitalized Costs, net	$340,000
Cash		$340,000

The product components and installation costs were originally capitalized.

Sale of Portfolio to HLC

Cash	$683,000
Sale		$683,000

Cost of Sale	$340,000
Capitalized costs, net		$340,000

Cost of Sale - Taxes	$64,000
Cash		$64,000

HLC purchased equipment from the company.

Deferred Revenue

Cash	$120,000
Deferred Revenue		$120,000

The Company received approximately 10% of the future support services in advance ($1,209,000 x 10%).

Monthly payments subsequent to the sale

Cash	$6,900
Revenue		$6,900

Monthly support services received by HLC for servicing the HLC customers ($1,209,000 x 20% divided by 36 months)

Deferred Revenue	$3,300
Revenue		$3,300

During the remaining contractual life of 36 months, the Company amortized monthly the deferred 10% deferred support services ($1,209,000 x 10% divided by 36).

In summary, the Company has concluded the HLC agreement was not a financing transaction and that a sale had occurred.   The original intent of the relationship with HLC was to develop a manufacturer leasing program to facilitate the Company’s growth.  The sales to HLC were in accordance with our program and we have subsequently maintained ongoing sales with HLC via purchase orders and provided customer support to HLC’s underlying customers via a separate support agreement.

2.
 As a result of the recalculation of the debt discount, Telkonet’s total discount on long term debt should have originally been decreased by $654,093 with an offsetting increase in minority interest of $654,093.    Since the convertible debenture was secured by Telkonet’s subsidiary, MSTI Holdings, Inc., the offsetting increase would be recorded as a mezzanine liability classified as minority interest on Telkonet’s balance sheet. Telkonet’s combined debt amortization expense would increase by $47,411, including $29,242 relaterd to the original issue discount, and $18,169 for the discount related to the benefical conversion feature (1.03% of change in Telkonet’s previously reported net loss) and $102,387 (2.07% of change in Telkonet’s previously reported net loss) for the three month periods ended June 30, 2007 and September 30, 2007, respectively.  The recalculation has no impact on the total footings of the balance sheet or statement of cash flows.

o
We have attached our analysis on the impact of the error on our balance sheet, income statement, notes payable, stockholders’ equity and related impact of the increased interest expense (see APPENDIX A of this letter). After our analysis of SAB No. 99 and the application of its guidance, we have determined that this error is immaterial.  We have evaluated both quantitative and qualitative factors and concluded the following: this misstatement does not cause a material change in earnings, or, hide a failure to meet analysts’ consensus, or, change a loss into income, or, affect our compliance with regulatory requirements, or, involve the concealment of any unlawful transaction.  We have concluded with our auditors after careful consideration that this misstatement will not result in a significant positive or negative market reaction.  However, Telkonet intends to record the adjustment related to revised calculation of the debt discount in the Company’s financial statements for the year ended December 31, 2007.

o
Upon review of the terms of the convertible debenture, the Company agreed in lieu of paying and accruing the first year’s interest on this Debenture, the Debenture was issued at an original issue discount.  Commencing on the one year anniversary of the Original Issue Date, the Company shall pay interest to the Holder on the aggregate unconverted and then outstanding principal amount of the Debenture at the rate of 8% per annum.  Telkonet has concluded the amortization of the original issue discount should be amortized over the term of 12 months. For the six months ended June 30, 2007, the debt discount for the original issue discount was incorrectly amortized based upon 36 months. For the nine months ended September 30, 2007, the debt discount for the original issue discount was correctly amortized over 12 months. After our analysis of SAB No. 99 and the application of its guidance, we have determined that this error is immaterial.

3.	We will file an amended Form 8-K to include the appropriate audited and pro forma financial information related to the NTC acquisition.

We believe the foregoing fairly responds to the Comment Letter. The Company is prepared to provide to the staff any additional information required by the staff in connection with its review.

We thank you in advance for your assistance in this matter. If you have any questions or additional comments, please do not hesitate to contact us.

Sincerely, TELKONET, INC. /s/ Richard J. Leimbach Richard J. Leimbach Chief Financial Officer

TELKONET, INC.
APPENDIX A

	June 30, 2007				September 30, 2007
	Original	Revised	Difference	%	Original	Revised	Difference	%

Total Assets	$38,670,600	$38,670,600	$-		$37,674,867	$37,674,867	$-
Total Long Term Liabilities	$4,461,911	$3,855,229	$(606,682)	13.6%	4,681,664	4,177,369	(504,295)	10.8%
Minority Interest	$4,388,300	$5,042,393	$654,093	-14.9%	3,783,829	4,437,922	654,093	-17.3%
Stockholders' Equity	$24,630,859	$24,583,448	$(47,411)	-0.2%	21,779,884	21,630,086	(149,798)	-0.7%

Net Loss- Three months ended (*)	$(4,584,870)	$(4,632,281)	$(47,411)	-1.03%	(4,955,630)	(5,058,017)	(102,387)	-2.07%
(Amortization for Three months)	$62,821	$110,232	$(47,411)		228,309	330,696	(102,387)
Convertible debenture- accumulated amortization	$62,821	$110,232	$(47,411)		291,130	440,928	(149,798)
(*) Revised net loss impact is computed before allocation to minority sharesholders.

Original Debt Discount:	Orignal	Revised	Difference
Debt Discount- Warrants/BCF	$1,735,207	$2,389,300	$(654,093)
Debt Discount-OID	$526,350	$526,350	$-
Total	$2,261,557	$2,915,650	$(654,093)

	Six Months Ended June 30, 2007				Nine Months Ended September 30, 2007
Amortization:	Orignal	Revised	Difference		Orignal	Revised	Difference
Debt Discount - Warrants/BCF	$48,200	$66,369	$(18,169)		$115,680	$265,478	$(149,798)
Debt Discount-OID	$14,621	$43,863	$(29,242)		$175,450	$175,450	$-
Total	$62,821	$110,232	$(47,411)		$291,130	$440,928	$(149,798)